Exhibit 99.1

November 15, 2021

ElectraMeccanica to Showcase Lineup of SOLO EVs at Los Angeles Auto Show, A Premier National Auto Show

Company To Deliver Additional Flagship SOLO EVs to Early Reservation Holders and Fleet Customers at Event

ElectraMeccanica eRoadster Nominated as Finalist for Zero-Emission Vehicle Award (ZEVAS™)

VANCOUVER, British Columbia, Nov. 15, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced the Company will showcase its vehicles at the Los Angeles Auto Show® (“LA Auto Show”) taking place November 17-28, 2021 at the Los Angeles Convention Center.

The ElectraMeccanica booth will be located near the West Hall Main Entrance. The Company will display multiple versions of its flagship, single-seat SOLO EV. In addition, ElectraMeccanica will offer free, scheduled test drives to consumers and the media to experience the SOLO EV on a surface street on-site, at the event.

Founded in 1907, the LA Auto Show is widely recognized as one of the most influential shows globally. This year’s show introduces THE ZEVAS™, the first people’s choice award program of its kind that celebrates the top zero-emission vehicles available for sale or pre- order. Anyone was invited to vote for their favorite zero-emission vehicles across nine categories at www.zevas.laautoshow.com, where voting ended October 20th. The ElectraMeccanica eRoadster was nominated as a finalist for Top Coupe with the winners to be announced live at the LA Auto Show.

“The LA Auto Show is a must-attend destination for many industry influencers, car enthusiasts and many others, where we are excited to both display our incredible vehicles and offer the opportunity for test drives to get that first-hand experience of our SOLO EV,” said Kevin Pavlov, CEO of ElectraMeccanica. “As a leader in showcasing the crossroads of the automotive and technology sectors, the LA Auto Show is a pioneer that supports consumer adoption and education on the benefits of electric vehicles. As part of this premier national event, we will use this opportunity to deliver additional SOLO EVs to reservation holders and fleet customers, alike."

“We are especially proud to have the ElectraMeccanica eRoadster nominated as a finalist for a ZEVAS™ award. According to a recent LA Auto Show Consumer Attendee Survey,

attendees’ interest in zero-emission vehicles has increased by 79% during the past 15 months – indicating a welcoming, passionate consumer base. We look forward to the results of the ZEVAS awards and having attendees learning about and test drive our innovative, purpose-built, single-seat SOLO EV,” concluded Pavlov.

Corporate Update Conference Call

As a reminder, management will host a corporate update conference call on Wednesday, November 17, 2021 at 4:30 p.m. Eastern time to provide a corporate update and discuss current growth initiatives. The call will conclude with Q&A from participants.

Date: Wednesday, November 17, 2021 Time: 4:30 p.m. Eastern time U.S./Canada Dial-in: 1-877-413-2408

International Dial-in: 1-201-689-8465

Conference ID: 13724898

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1510891&tp_key=3d0dc4c5a9

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Wednesday, December 8, 2021. To listen,  call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 13724898. A webcast will also be available by clicking here: SOLO Q3 2021 Webcast.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in  this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events or results not to  be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions  or other circumstances should change, except as required by applicable law. Such forward- looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group
(203) 741-8811

SOLO@mzgroup.us

Public Relations Contact

Amy Pandya
R&CPMK
(310) 967-3418

amy.pandya@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.